UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

GoodRx Holdings, Inc.
(Name of Issuer)

Class A Common Stock, $0.0001 par value per share
(Title of Class of Securities)

38246G108
(CUSIP Number)

December 31, 2020
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	38246G108

1	Names of Reporting Persons Sivakami Sambasivam
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☐
3	Sec Use Only
4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 2,424,625
	6	Shared Voting Power 0
	7	Sole Dispositive Power 2,424,625
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,424,625
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 5.4%
12	Type of Reporting Person (See Instructions) IN

Item 1(a).	Name of Issuer:

GoodRx Holdings, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

2701 Olympic Boulevard Santa Monica, CA 90404

Item 2(a).	Name of Person Filing:

This Statement is filed on behalf of Sivakami Sambasivam (the “Reporting Person”).

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of residence of the Reporting Person is 101 California Ave #701 Santa Monica, CA 90403.

Item 2(c). Citizenship:

The Reporting Person is a United States citizen.

Item 2(d).	Title and Class of Securities:

Class A Common Stock, $0.0001 par value per share (the “Shares”)

Item 2(e).	CUSIP Number:

38246G108

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78c);

(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

This Item 3 is not applicable.

Item 4(a).	Amount Beneficially Owned:

The Reporting Person is the beneficial owner of 2,424,625 shares of Class A Common Stock.

Item 4(b).	Percent of Class:

The Reporting Person may be deemed the beneficial owner of 5.4% of the Shares outstanding, based on 45,000,062 Shares of Class A Common stock outstanding, consisting of: (i) 43,925,062 Shares outstanding, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 12, 2020; and (ii) 1,075,000 Shares issued by the Issuer on December 17, 2020, as reported in the Issuer’s Current Report on Form 8-K filed on December 21, 2020.

Item 4(c).	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 2,424,625 Shares.

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 2,424,625 Shares.

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

This Item 5 is not applicable.

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

This Item 6 is not applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

This Item 7 is not applicable.

Item 8.	Identification and classification of members of the group.

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group.

This Item 9 is not applicable.

Item 10.	Certifications.

This Item 10 is not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ Sivakami Sambasivam
Name:	Sivakami Sambasivam

February 16, 2021

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).